Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800	Exhibit 99.5

Press release

Compulsory acquisition of remaining shares in Riversdale

24 June 2011

Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, has acquired a relevant interest in 99.76 per cent of all the shares in Riversdale Mining Limited (Riversdale), as at the end of the offer period under its takeover bid for Riversdale.

Accordingly, RTJ is now exercising its right under section 661A(1) of the Australian Corporations Act to compulsorily acquire the remaining shares in Riversdale.

The following documents were today submitted to the Australian Securities Exchange:

•	a notice under section 661B(1) of the Corporate Act regarding compulsory acquisition

•	a letter to Riversdale shareholders

Copies of these documents are available at www.riotinto.com.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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High resolution photographs and media pack available at: www.riotinto.com/media